Filed by Petrosearch Energy Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company:  Petrosearch Energy Corporation
Commission File No.  000-51488

PETROSEARCH ANNOUNCES DEPARTURE OF COO

Petrosearch Energy Corporation (OTCBB: PTSG) announced on April 17, 2009 that it has mutually agreed with Mr. Wayne Beninger, its Chief Operating Officer, to terminate Mr. Beninger’s employment agreement as of April 15, 2009.  Mr. Beninger’s agreement was set to expire on April 30, 2009; however, in an effort to preserve capital to meet the final working capital requirements pursuant to the recently announced merger with Double Eagle Petroleum, the parties have mutually agreed to the early termination of Mr. Beninger’s employment agreement.  Mr. Beninger has agreed to remain accessible to the Company as a consultant for any needs the Company may have through the merger process.

About Petrosearch

Petrosearch Energy Corporation, a Nevada corporation with executive offices in Houston, Texas, is a resource based energy company with operations focused in the Anadarko basin of the North Texas Panhandle.  For more information please visit www.petrosearch.com.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.  DOUBLE EAGLE AND PETROSEARCH WILL FILE A REGISTRATION STATEMENT AND/OR A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION SHORTLY. ONCE FILED, SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, PETROSEARCH AND THE MERGER. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO PETROSEARCH SHAREHOLDERS SEEKING THEIR APPROVAL OF THE MERGER. INVESTORS AND SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR PETROSEARCH WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

ONCE FILED, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM PETROSEARCH BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM STOCKHOLDERS OF PETROSEARCH TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.